SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1 )*



                            Lojack Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                539451104

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  1,477,860


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  1,840,860
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,840,860   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.2%


 12  TYPE OF REPORTING PERSON*

     BK


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.

Item 1(a)   Name of Issuer:
       Lojack Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
       333 Elm Street
       Dedham, Massachusetts  02026

Item 2(a)   Name of Person(s) Filing:
       Capital Guardian Trust Company

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       539451104

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.

Item 4   Ownership

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 1,840,860 shares or 10.2% of the 18,018,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification
       belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          September 9, 1998 (For the period ended
                       August 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Guardian Trust Company




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated June 16, 1998 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Guardian Trust Company on July 9, 1998 with respect to Acclaim Entertainment, Inc.